09040103

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48076

FACING PAGE
Information Required of Broker and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 134 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A, REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Capital Investments, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O.Box No.)

100 Arapahoe Avenue, Suite 9
(No. and Street)

Boulder (City) CO (State) 80302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jess Peterson (Name) (303) 339-7900 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUTANT whose opinion is contained in this Report*

Cordovano and Honeck, LLP
(Name – if individual, state last, first, middle name)

88 Inverness Circle East (Address) Englewood, (City) CO (State) 80112 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jess Peterson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Investments, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

____

____

____

DAWN RITCHISON
Notary Public
State of Colorado
My Commission Expires 11/09/2011

Signature

Financial Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SPIC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CAPITAL INVESTMENTS, LLC
Index to Financial Statements

Cordovano and Honeck LLP

Certified Public Accountants
88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Auditors

To the Membership of:
First Capital Investments, LLC

We have audited the accompanying balance sheet of First Capital Investments, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Investments, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the Company conducted significant related party transactions during the year ended December 31, 2008. According to generally accepted accounting principles, related party transactions are not conducted at arms-length.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Honeck LLP

Cordovano and Honeck LLP
Englewood, Colorado
February 9, 2009

FIRST CAPITAL INVESTMENTS, LLC
Statement of Financial Condition
December 31, 2008

Assets

Current assets:		
Cash and cash equivalents	$	51,611
Accounts receivable, related party (Note 2)		12,528
Prepaid expenses		303
Total current assets		64,442
Property and equipment, net (Note 3)		1,492
	$	65,934

Liabilities and Membership Capital

Current liabilities:		
Accounts payable	$	1,520
Accounts payable, related party (Note 2)		22,078
Accrued liabilities		4,500
Total current liabilities		28,098
Membership capital (Note 4)		37,836
	$	65,934

See accompanying notes to financial statements

FIRST CAPITAL INVESTMENTS, LLC
Statement of Operations
For the Year Ended December 31, 2008

Revenues:		
Related party fees (Note 2)	$	22,984
Interest		138
Other income		981
Total revenues		24,103
Expenses:		
Occupancy, related party (Note 2)		4,000
Technology, related party (Note 2)		16,000
Regulatory fees		861
Other expenses, related party (Note 2)		6,078
Other expenses		13,403
Total expenses		40,342
Loss before depreciation		(16,239)
Depreciation		(500)
Net loss	$	(16,739)

See accompanying notes to financial statements

FIRST CAPITAL INVESTMENTS, LLC
Statement of Changes in Membership Capital
January 1, 2008 through December 31, 2008

		Total
Balance at January 1, 2008	$	54,575
Net loss		(16,739)
Balance at December 31, 2008	$	37,836

See accompanying notes to financial statements

FIRST CAPITAL INVESTMENTS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(16,739)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		500
Changes in current assets and liabilities:		
Receivables		1,860
Accounts payable and accrued liabilities		8,706
Net cash used in operating activities		(5,673)
Net change in cash and cash equivalents		(5,673)
Cash and cash equivalents:		
Beginning of period		57,284
End of period	$	51,611
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	—
Interest	$	—

See accompanying notes to financial statements

(1) Organization, Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation
First Capital Investments, LLC (the "Company") was organized in the State of Colorado on April 23, 2002. The Company is an NASD member firm. After conducting limited trading in 2002 and 2003, in 2004, the Company suspended trading activities. First Capital Investments, Inc., its predecessor, (the "Predecessor") was incorporated in the State of Colorado on January 31, 1995 for the purpose of providing investment-banking services. The Company is a registered broker-dealer that is an investment adviser to a hedge fund and a private investment account. The Company is currently not conducting any proprietary trading, but may do so in the future.

At December 31, 2008, the Company had one active Class A member, no Class B members, and two Class C members. Class A members have voting privileges. Class B members are fully licensed traders, who trade for their own account or on behalf of a Class C members. Class C members are unlicensed members who have no control in the operations or trading decisions, but receive a share of the Company's trading profits and losses. Members' equity consists of the following at December 31, 2008:

Members' Equity	Amount
Class A Member	$ 33,603
Class C Members	4,233
	$ 37,836

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents.

Accounts Receivable
Accounts receivable are stated at their net realizable value. Management believes that accounts receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Property and Equipment
Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

Impairment of Long-Lived Assets
The Company evaluates the carrying value of its long-lived assets under the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement No. 144). Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to

be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less cost to sell.

Income Taxes
The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income tax is included in the accompanying financial statements.

Securities transactions
Proprietary securities transactions are recorded on the trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenues and expenses from investment banking services and commissions are recognized based on the terms of each individual agreement. During the year ended December 31, 2008, the Company did not engage in proprietary transactions or conduct investment banking.

(2) Related Party Transactions

During the year ended December 31, 2008, the Company rented office space from a Class C Member at the rate of $1,000 per quarter. Occupancy, related party totalled $4,000 for the year ended December 31, 2008.

During the year ended December 31, 2008, an affiliate billed the Company a total $16,000 for technology support pursuant to a certain software licensing agreement.

During the year ended December 31, 2008, the Company acquired the services of an employee from an affiliate at the rate of $1,000 per quarter pursuant to an agreement for compliance services. Expense totalled $4,000 for the year ended December 31, 2008.

During the year ended December 31, 2008, an affiliate billed the Company a total $2,078 for investment advice. Expense totalled $2,078 for the year ended December 31, 2008.

During the year ended December 31, 2008, an affiliate reimbursed the Company a total $24,928 for market data pursuant to a data/exchange fee expense reimbursement agreement.

During the year ended December 31, 2008, an affiliate reimbursed the Company a total of $3,868 for market data pursuant to a data/exchange fee expense reimbursement agreement.

During the year ended December 31, 2008, an affiliate reimbursed the Company a total $420 for for market data pursuant to a data/exchange fee expense reimbursement agreement .

During the year ended December 31, 2008, the Company earned $22,984 in investment advisory fees from an affiliate pursuant to an investment advisor agreement.

During the year ended December 31, 2008, the Company billed an affiliated hedge fund $22,984 in investment advisor fees in accordance with an investment advisor agreement (the "Agreement"). According to the Agreement, the Company is entitled to bill its affiliate based on (1) the amount of total capital under

management and (2) as a percentage of profits. Investment advisor fees are billed quarterly but are recognized as earned on a pro rata basis over the term of the contract.

At December 31, 2008, $20,000 was due to its affiliates and $12,528 was due from its affiliate. At December 31, 2008, $2,078 was due to its Class C Member and $-0- was due from its Class C Member.

(3) Property and Equipment
Listed below are the major classes of property and equipment as of December 31, 2008:

Equipment	$	45,627
Fixtures		2,345
Furniture		6,744
		54,716
Less: accumulated depreciation		(53,224)
	$	1,492

Depreciation expense was $500 for the year ended December 31, 2008.

(4) Membership Capital

Pursuant to the Uniform Net Capital Rule (15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined by the Rule. Net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital and net capital requirements of $ 23,513 and $5,000, respectively.

FIRST CAPITAL INVESTMENTS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Schedule I

Net Capital		
Total members' capital qualified for net capital	$	37,836
Deductions:		
Unsecured receivables		(12,528)
Property and equipment		(1,492)
Other assets		(303)
		(14,323)
Net capital	$	23,513
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	28,098
Total aggregate indebtedness	$	28,098
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)	$	1,873
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	18,513
Excess net capital at 1000%	$	20,703
Ratio: Aggregate indebtedness to net capital		1.19 to 1

FIRST CAPITAL INVESTMENTS, LLC
Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17a-5)

December 31, 2008

Schedule II

Net capital, as reported in Part IIA (X-17a-5) of the Company's unaudited FOCUS report at December 31, 2008	$	21,665
Audit adjustments:		
Tax basis to accrual basis adjustment		1,848
	$	23,513

FIRST CAPITAL INVESTMENTS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

Schedule III

Exemption is claimed under Section (k) (2) (ii) paragraph:

> First Capital Investments, LLC carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "All customer transactions cleared through another broker-dealer on a fully disclosed basis. Penson Financial Services, Inc."

FIRST CAPITAL INVESTMENTS, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

Schedule IV

Exemption is claimed under Section (k) (2) (ii) paragraph:

First Capital Investments, LLC carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "All customer transactions cleared through another broker-dealer on a fully disclosed basis. Penson Financial Services, Inc."

Cordovano and Honeck LLP *Certified Public Accountants*
88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Membership of:
First Capital Investments, LLC

In planning and performing our audit of the financial statements of First Capital Investments, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving the control environment and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

The size of the business necessarily imposes practical limitation on the effectiveness of those internal control practices and procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of First Capital Investments, LLC, for the year ended December 31, 2008, and this report does not affect our report thereon dated February 9, 2009.

Deposit Cash Receipts on a timely Basis

Cash receipts are not always deposited on a timely basis. The office manager accumulated a cash receipt totalling approximately $29,000 in a desk drawer and made the deposit 23 days later. As a result, not only was there a risk of loss from burglary, misplacement, or misappropriation, but the cash was not available for expenditures. We recommend that management implement a procedure to make deposits on a daily basis both to improve cash flow and to reduce the risk of loss. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of First Capital Investments, LLC, for the year ended December 31, 2008, and this report does not affect our report thereon dated February 9, 2009.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based

on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cordovano and Honeck LLP

Cordovano and Honeck LLP
Englewood, Colorado
February 9, 2009